Threadneedle Asset Mangmt Hldgs Ltd
18 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) Threadneedle Asset Management Holdings Ltd

Company dealt in Imperial Chemical Inds Plc

Class of relevant security to which the dealings Ordinary
being disclosed relate (Note 2)

Date of dealing 18/06/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 29,598,060 2.476
(2) Derivatives (other than options) 2,942,392 0.246
(3) Options and agreements to purchase/sell
Total 32,540,452 2.722

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)
Sale 284,132 GBP 5.4562
Purchase 760,000 GBP 6.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)

CFD Long 12,000 GBP 5.4927
CFD Long 252,270 GBP 6.25625
CFD Long 763,140 GBP 6.357769

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry date Option money paid/
name,e.g. selling, securities to price American, received per unit call option purchasing, which the option European etc. (Note 5)
varying etc. relates (Note 7)

(ii) Exercising

Product name, e.g. call Number of securities Exercise price per unit (Note 5)
option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if applicable)
(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 18/06/2007

Contact name Sharyn Sharp

Telephone number 01793 363062

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk